Issuer Free Writing Prospectus dated April 29, 2026
Filed pursuant to Rule 433
Relating to the Preliminary Prospectus dated April 27, 2026
Registration File No. 333-295356
Veradermics Announces Pricing of Upsized Public Offering and Private Placement
April 29, 2026

NEW HAVEN, CONN., April 29, 2026 – Veradermics, Incorporated (“Veradermics”) (NYSE: MANE), a dermatologist-founded, late clinical-stage biopharmaceutical company focused on developing innovative therapeutics for pattern hair loss, today announced the pricing of its upsized public offering of 3,843,790 shares of its common stock at a public offering price of $100.00 per share. All of the shares are being offered by Veradermics. The gross proceeds from the offering, before deducting underwriting discounts and commissions and other offering expenses, are expected to be approximately $384.4 million. The offering is expected to close on May 1, 2026, subject to the satisfaction of customary closing conditions. In addition, Veradermics has granted the underwriters a 30-day option to purchase up to an additional 576,568 shares of common stock at the public offering price, less underwriting discounts and commissions.

Veradermics also has entered into a securities purchase agreement, pursuant to which Veradermics is selling an aggregate of 300,000 pre-funded warrants, at a price of $99.99999 per share, which represents the per share public offering price for the common stock less the $0.00001 per share exercise price per pre-funded warrant, to certain entities affiliated with Suvretta Capital in a private placement. The gross proceeds from the private placement, before deducting placement agent fees and other offering expenses, are expected to be approximately $30.0 million. The private placement is expected to close on May 1, 2026, subject to the satisfaction of customary closing conditions. The closing of the public offering is not contingent on the private placement.

Jefferies, Leerink Partners, Citigroup, and Cantor are acting as joint bookrunning managers for the offering. LifeSci Capital is acting as passive bookrunner for the offering. Needham & Company is acting as lead manager for the offering. Jefferies, Leerink Partners, Citigroup, Cantor, LifeSci Capital and Needham & Company are acting as placement agents in connection with the private placement

Registration Statements relating to the public offering have been filed with the SEC and are effective. The offering is being made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from: Jefferies LLC, Attention: Equity Syndicate

Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com; Leerink Partners LLC, Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525 ext. 6105, or by emailing syndicate@leerink.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11718, by telephone at (800) 831-9146; or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 E. 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.

The securities sold in the private placement are being sold in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Veradermics

Veradermics is a dermatologist-founded, late clinical-stage biopharmaceutical company focused on developing innovative therapeutics for pattern hair loss. Veradermics aims to develop a focused portfolio of aesthetic dermatology product candidates targeting high-prevalence dermatologic conditions, with potential selective development of medical dermatology product candidates. Its lead program, VDPHL01, is being developed as an oral, non-hormonal treatment for men and women with pattern hair loss, to reduce the barriers to wide adoption of chronic hair loss therapy and potentially transform pattern hair loss treatment. VDPHL01 is an oral, extended-release proprietary formulation of minoxidil, a proven hair growth agent, designed to maximize minoxidil’s impact on hair restoration while minimizing the risk of cardiac activity.

Forward-Looking Statements

This press release contains forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, including statements about the completion and timing of the public offering of our common stock and the private placement of our pre-funded warrants. Each forward-looking statement is subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the public offering and the private placement discussed above will be completed on the anticipated terms described or at all. Completion of the public offering and the private placement and the terms thereof are subject to numerous factors, many of which are beyond the control of Veradermics, including, without limitation, market conditions, failure of customary closing conditions and the factors discussed in the “Risk Factors” section of the prospectus that forms a part of the registration statement on Form S-1 and in our annual report on Form 10-K for the year ended December 31, 2025. These forward-looking statements speak only as of the date of this press release and Veradermics undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts
Media:
Mike Beyer, Sam Brown, Inc.
312-961-2502
mikebeyer@sambrown.com

Investors:
Jon Nugent, THRUST
jon@thrustsc.com